SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of October, 2003.

ORIX Corporation
(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☒

SIGNATURES
Press release entitled, “ORIX Announces $500 Million Universal Shelf Registration,” made public on Friday, October 17, 2003.

Table of Documents Filed

1.	Press release entitled, “ORIX Announces $500 Million Universal Shelf Registration,” made public on Friday, October 17, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: October 17, 2003	By	/s/ Shunsuke Takeda
Shunsuke Takeda
Director
Deputy President and CFO ORIX Corporation

October 17, 2003

FOR IMMEDIATE RELEASE

Contact Information:
     ORIX Corporation
     Corporate Communications
     Leslie Hoy
     Tel: +81-3-5419-5102
     Fax: +81-3-5419-5901
     E-mail: orixir@orix.co.jp
     URL: www.orix.co.jp/index_e.htm

ORIX Announces $500 Million Universal Shelf Registration

Tokyo, October 16, 2003 – ORIX Corporation (TSE: 8591; NYSE: IX) today announced that it has filed a universal shelf registration statement with the United States Securities and Exchange Commission (“SEC”) in connection with the offer and sale from time to time on a delayed basis, of up to an aggregate maximum offering price of $500 million or the equivalent in foreign denominated currency or currency units of senior debt securities; subordinated debt securities; warrants; common stock; preferred stock; and American depositary shares, or ADSs, representing common stock. These securities may be offered separately or together with other offered securities.

The shelf registration was made as part of our continued goal of diversifying our funding sources to maintain a flexible, ready and rapid access to funding. We believe the shelf registration will offer us the option to efficiently and flexibly issue securities in the United States in the future to supplement our funding activities as necessary.

A registration statement relating to these securities has been filed with the Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This news release may contain forward-looking statements about expected future events and financial results that involve risks and uncertainties. Such statements are based on our current expectations and are subject to uncertainties and risks that could cause actual results to differ materially from those described in the forward-looking statements. Factors that could cause such a difference include, but are not limited to, those described under “Risk Factors” in the Company’s annual report on Form 20-F filed with the United States Securities and Exchange Commission. Copies of ORIX’s public disclosure filings are available from the Company’s Corporate Communications Department.

-more-

About ORIX

ORIX Corporation (TSE: 8591; NYSE: IX) is an integrated financial services group based in Tokyo, Japan, providing innovative value-added products and services to both corporate and retail customers. With operations in 23 countries worldwide, ORIX’s activities include: leasing, corporate finance, real estate-related finance and development, life insurance, and investment and retail banking. For more details of ORIX Corporation, please visit our web site at: www.orix.co.jp/index_e.htm.

-end-